[OTTO LAW GROUP, PLLC LETTERHEAD]

                                  June 1, 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Room 4561
Washington, D.C. 29549-0510

Attention: Patrick Gilmore

      Re:   TechAlt, Inc. (the "Registrant")
            Form 10-KSB for Fiscal Year Ended December 31, 2004
            Filed March 31, 2005; Form 10-KSB/A, filed January 18, 2006 File No. 000-27867

Dear Sirs:

      The Otto Law Group, on behalf TechAlt, Inc., sends this letter to provide additional information regarding Registrant's financial disclosure in response to your comment letter dated March 31, 2006, in which you ask registrant to reply to follow-up comments of the Staff of the Securities and Exchange Commission (the "Commission") regarding Registrant's response letters dated February 24, 2006 and December 19, 2005 in connection with Registrant's Form 10-KSB for the Fiscal Year ended December 31, 2004, filed March 31, 2005, as amended and filed January 18, 2006, under the Securities Exchange Act of 1934 (the "Exchange Act"). Please find below registrant's responses to the comments. We will file this letter via EDGAR designating the form "CORRESP."

Note-1 Description of Business And Summary Of Significant Accounting Policies
-----------------------------------------------------------------------------

Revenue Recognition, page F-7
-----------------------------

1. To clarify the Registrant's response, dated February 24, 2006 to Commissions comments 2, 3 and 4, dated February 2, 2006, we conclude that our products and services each have standalone value to the customers because the customer may engage other service providers to provide integration, project implementation or maintenance and support services. Thus the criteria of EITF 00-21 paragraph 9(a) are met as each element, including the product, the integration services and installation services, has value on a standalone basis. The criteria of (b) are met as we bill integration, project implementation or maintenance and support services (the undelivered items) separately at agreed upon prices to our customers. Section 9(c) is not applicable. The consideration is allocated based on relative fair value since we believe the value of both the product and the services are determinable. Although under EITF 00-21 paragraph 16 the contract price is not assumed to be the vendor objective evidence of fair value, we have determined that in our case the contract price for each represents vendor specific evidence of fair value since these contract prices represent the same prices we would charge other customers. Revenue is therefore recognized on each separate unit of accounting (product and services) based on SAB 104 revenue recognition criteria.

Regarding the customer to which the Commission refers in comment 2 (letter dated March 31, 2006), this customer was the only customer in 2005 who was sold both products as well as integration, installation and training services. Sale of thes products and services provided proceeds to the Registrant of approximately $2.8 million, of which approximately $700,767 is deferred as a customer deposit at December 31, 2005. We recognized revenues for the product sales of approximately $1.7 million upon shipment of the products to the customer (based on FOB shipping point) and recognized revenues for services including integration, installation and training, of approximately $835,000 upon completion of these services. The contract was terminated when the Registrant's creditor foreclosed on assets required for completion of the contract at the end of September 2005, resulting in approximately $700,767 of deposits from our customer for services not yet completed.

2. The anticipated provision of services for grant writing, integration, project implementation and maintenance support are short-term services involving agreements of less than one year in duration. The Registrant's revised revenue recognition footnote, in its 10-KSB for the year ended 2005 revenue recognition footnote, includes a paragraph that states:

            The Company intends to provide other services in 2006 and thereafter to potentially include grant writing, integration services, project implementation services and maintenance and support services. Revenues from providing services such as grant writing, integration, project implementation or maintenance and support services will be recognized pro rata as the services are provided.

Note 6--Stockholder's Equity
----------------------------

Series A Convertible Preferred Stock, Warrants and Additional Investment Rights,
--------------------------------------------------------------------------------
page F-13
---------

3. The Registrant's prior response indicated that, after reviewing EITF 05-4 Issue Summary No 1, EITF 00-19 paragraph 2, and DIH K-1, we determined that the registration rights agreement met the conditions of a freestanding instrument since it is a "best efforts" agreement and none of the other contracts are contingent on the registration rights agreement.

To answer the current question, the common stock warrants (the "Warrants") neither specifically provide for, nor limit, settlement in unregistered shares. The Warrants, however, reference both the Securities Purchase Agreement, under which the Warrants were purchased, and the Registration Rights Agreement, pursuant to which the Registrant agrees to register the shares underlying the Warrants. The Securities Purchase Agreement and Registration Rights Agreement specifically obligate the Registrant to maintain and make available adequate public information to enable the Warrant holder to publicly sell its shares under Rule 144, which sale otherwise remains subject to the availability of Rule 144 to the Warrant holder. The agreements also obligates the Registrant to provide to the Warrant holder, if requested, a written statement that the company has filed all reports and documents, if then applicable under the 1933 Act and 1934 Act, required to make Rule 144 available, or has otherwise made available adequate public information.

      Additionally, as part of the above analysis we considered all of the other criteria of EITF 00-19 paragraph 12 to 32 including whether unregistered shares may be issued under the common stock the Warrants and determined that unregistered shares may be issued under those contracts and that the penalty is capped since the registration statement must only be maintained effective until the earlier of (a) the date as of which the investors may sell all of the registrable securities under Rule 144(k) or (b) the date on which the investors have sold all the registrable securities. Therefore we believe that the settlement alternative, as discussed in paragraph 16 of EITF 00-19, of issuing unregistered shares and paying the penalty is not a non-economic settlement alternative since the capped penalty does not exceed our estimate of the difference between the value of registered and unregistered shares

      Therefore, the Registrant takes the position that the common stock warrants permit settlement in unregistered shares.

Item 8A. Controls and Procedures, page 13
-----------------------------------------

4. Registrant states and affirms its belief that its disclosure control an procedures for the relevant time periods met all of the requirements of Sec. 240.13a-15(e). The Registrant proposes to state its adherence to, and satisfaction of, the detailed requirements of Sec. 240.13a-15(e) in subsequent Forms 10-KSB and 10-QSB, provided that Registrant is able to make such statements for the future, relevant periods, as follows:

      The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer/Chief Financial Officer, as appropriate, to allow timely decisions in accordance with the required "disclosure controls and procedures" as defined in Rule 13a-15(e). The Company's disclosure and control procedures are designed to provide reasonable assurance of achieving their objectives, and the principal executive officer and principal financial officer of the Company concluded that the Company's disclosure controls and procedures were effective at the reasonable assurance level.

      At the end of the period covered by this Annual Report, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's principal executive officer and principal financial officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based of the foregoing, the principal executive officer and principal financial officer of the Company concluded that the Company's disclosure controls and procedures were effective to ensure that the information required to be disclosed in the Company's Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Company's management including the Company's principal executive officer and principal financial officer to allow timely decisions regarding required disclosure.

      There were no changes in the Company's internal control over financial reporting that occurred during the Company's last fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Form 10-QSB for the Quarterly Period Ended September 30, 2005
-------------------------------------------------------------

Note 1 - Description of Business and Summary of Significant Accounting Policies
-------------------------------------------------------------------------------

Restatement, Page 6
-------------------

5. Rather than attempting to determine the materiality of the difference in the financial results as a result of the restatements, the Registrant, in Note 9 of its Notes to Consolidated Financial Statements of it 10-KSB for the year ended 2005, restated its quarterly results, in columnar form, for each of its four quarters for the fiscal years 2005 and 2004.

Based on the registrant's amendments to its annual filing for the fiscal year ended December 31, 2004 and restatements in its annual filing for the fiscal year 2005 and the Registrant's responses to the Staff's comment letters, the registrant believes that it has completed its response to the Commissions comments. Please review this letter and the submissions as stated and advise whether comments will be closed or how we may further improve the disclosures of our client, and contact Todd Van Siclen at (206) 262-9545.

                                        Very truly yours,

                                        /s/ Todd Van Siclen
                                        ------------------------
                                        Todd Van Siclen

Cc:   Craig Wilson